Table of Contents

Any financial projections are forward looking and are not guaranteed.

Executive Summary

Opportunity

Problem

"The Feast - Sistrunk", a multi-use venue designed to address multiple problems in the community of Sistrunk.

- The first is an uncertain job market coupled with the high failure rate of food related businesses, usually due to a lack of planning and capital.

- Secondly, according to the 2014 USDA data, The Feast is located in a food desert indicating a crippling lack of fresh food available.

- The third is a lack of job skills training programs and entrepreneurship opportunities for residents of the 33311 zip code. We recognize that not everyone is cut out for the traditional tertiary education model and the vital statistics of this neighborhood speak directly to that point.

Solution

The Feast offers a shared use, commercial kitchen alongside a food hall with 10 individual vendor booths. By teaming up with the YMCA, Broward College, Mosaic Group, AMI Kids, the Broward County Small Business Office, and the City of Fort Lauderdale, The Feast is able to not only meet the physical needs for a cultural and educational community gathering place, the combined partnership is also able to weave in valuable job skills and entrepreneurship training programs for local residents.

The food hall offers kiosks that range in size from 89-134 square feet for a monthly rent that includes all utilities, marketing, website presence, and ongoing business support. This reduces the main barriers to success encountered by food-related businesses. The commercial kitchen provides a central location for the shared use of space, equipment, skills, knowledge, and support. The kitchen will be available to both members of The Feast and nonmembers, expanding the revenue opportunities as well as the production opportunities for local producers.

The Feast offers a concentration of healthy, local, and sustainable food options to the discerning consumer while at the same time offering a low barrier to entry for food-related businesses. The small kiosk sizes and small business incubation and support provide a framework that contributes to success for the small, local producer.

Any financial projections are forward looking and are not guaranteed.

By carefully curating the businesses and food on offer, The Feast management insures that customers have a variety of healthful, local, sustainable, and delicious choices that satiate the palate as well as the conscience.

Market

The target market for The Feast is food vendors and producers, food service professionals, and local residents. This includes private chefs, food truck operators, caterers, people passionate about food, and those aspiring to get into the restaurant/food industry.

One of the services offered to The Feast members is marketing to the general public. With the central location near downtown, The Feast is well situated to serve three core groups: downtown office workers, local residents, and the weekend crowd out for evening entertainment. With a population of 182,437 residents in the City of Fort Lauderdale and a downtown daytime population of 79,962 there is a significant market segment to capture. Factor in the broad decline of the fast-food industry, the complementary rising popularity of fast-casual options, the cool factor attached to innovative food concepts, and the city's strong population growth rate of 11.5% over the past ten years, and there is a great opportunity to capture a large market share.

Competition

The Feast is a unique offering in a unique setting. Given the location in the ground floor of the brand new YMCA complex, The Feast gives visitors access to high quality, fresh food; an array of programs and services; and proximity to top tier sports and educational opportunities.

Several blocks away the Sistrunk Food Hall recently opened with approximately twelve food kiosks and multiple event related services. While they offer a variety of fast casual dining opportunities, they do not offer the shared commercial kitchen; the professional and cultural eco-system created by the presence of Broward College and the co-working space, and partnerships with local nonprofits; or the educational and social programming provided by the on-site partners. The same can be said of the several kitchens for rent in the area, they offer use of shared kitchen space but they don't offer the overarching eco-system designed for success.

Why Us?

Small to medium sized producers will have a centrally-located facility along with the essential resources to make and sell their products. This will enhance the likelihood of their business success and thereby enhance the local food system. The advantages of The Hub center around the dual purpose of commercial kitchen space and retail space, coupled with a key geographic location and professional environment. Cultural themes of local, sustainable, healthy, and authentically

Any financial projections are forward looking and are not guaranteed.

delicious food provide a "destination" flavor to the venue. The central location provides access to residents, employees, and visitors to the greater Ft. Lauderdale area.

"Food halls are one of the hottest trends in dining." - Palm Beach Post, June 10th, 2019

The Covid pandemic highlighted in stark relief the fragility of our industrial food system. More importantly, recent food and health shocks have created a new sense of awareness and urgency for us all. The Sistrunk community has embraced the idea of a food hub and The Feast will nourish and empower the community for generations to come. Our strong community partnerships with the YMCA, The Housing Authority of Fort Lauderdale, Children's Services Council, and others brings an added level of impact to the services and location offered.

In her four years as Chair of the Florida Food Policy Council, The Feast founder, Rachel Shapiro, established a state-wide network of food system advocates and professional mentors to draw on. Rachel's innovative network of academics, policy makers, restauranteurs, farmers, distributors, and many other food system stakeholders contributed to the best practices and management systems of The Feast. Rachel brings over a decade of food system advocacy and community organizing experience along with deep culinary and agricultural expertise. As a non-profit executive, former manager of an urban farm and CSA, a chef, a wellness professional, and a clean food advocate, Ms. Shapiro brings the essential skills to lead for success.

The food hub project was convened at the request of the YMCA and one of the first steps was to form an Advisory Board consisting of community leaders, residents, and professionals. The Board includes:

Tara Chadwick - President, Home Beautiful Park Civic Association
Arely Cantu - Urban Health Partnerships/Food for All Broward
Lorraine Mizell - Ivory's Take Out (local business)
Maria Thomas - Ivory's Take Out (local business)
Mildred Lowe - Sweetie's Italian Ice (local business)
Felix Collazo - AMI-Kids Broward
Sandra Pierce - City of Fort Lauderdale
Nataliah Earle - Dania Patch (Community garden in Dania Beach)
Jaime Castoro - Dania Patch (Community garden in Dania Beach)
Scott Strawbridge - YMCA/HACFL
Scot DiStefano - Architect
Tara Gardner - Chair Chef Kulture, Broward Chapter
Chef Vicki Colas - My Pro Kitchen Hub

Any financial projections are forward looking and are not guaranteed.

Expectations

Financial Highlights by Year



Financing Needed

$100,000 needed to cover gap in budget for buildout and FF&E.

$80,000 operating capital for the first eight months.

$180,000 for kitchen equipment.

Any financial projections are forward looking and are not guaranteed.

Execution

Marketing & Sales

Marketing Plan

The company has partnered with Lesarrus Media to handle all branding, collateral creation, and ongoing marketing.

Sales Plan

The PR/Sales Plan includes utilizing the statewide network of the Florida Food Policy Council, along with the considerable local partnerships, to market to culinary entrepreneurs and retail consumers. The Feast will be host monthly pop-up events starting in January to advertise The Feast to consumers as well as advertising the opportunities for local entrepreneurs.

During the outreach and discovery phase of the project the YMCA was able to distinguish that the neighborhood residents wanted a coffee shop, a juice/smoothie bar, some healthy options, some culturally appropriate offerings, and some diversity. Two members of the local culinary business community are members of the Advisory Group and both are interested in taking booths. A presentation has been made to the leading, local professional chef's organization and discussions are underway for the organization itself, and several members, to take booths. The intention is to have LOIs signed by Dec. 31st and deposits to start arriving by Jan. 31st.

Operations

Locations & Facilities

The facility will be located at 1409 NW 6th Street, Fort Lauderdale, FL, 33311. This is the former site of Broward County's first black hospital and the future home of a state-of-the-art YMCA development which is slated to be complete by April 1st, 2021. The building will be four stories and will house multiple retail outlets on the ground floor including a barber shop, a pharmacy, a Florida Blue Insurance company office, a pre-school, and The Feast - Sistrunk. The second floor will be the main YMCA floor with the full size basketball court, the equipment room with the view of downtown, the lockers, and medium-size meeting rooms. The third floor is home to the Black Box Theater with reception foyer and small meeting rooms, and the fourth floor hosts a co-working space alongside a Broward College satellite campus that focuses on vocational training and professional certificate courses.

Any financial projections are forward looking and are not guaranteed.

The food hub is taking four retail bays on the ground floor that total 3700sq.ft. They will be custom built to spec and will include approximately 1300sq.ft for the shared kitchen and 2400sq.ft. for the food hall. The kitchen has four cold prep stations that are geared to various specialties in the food industry such as allergen-free cooking and packing for a robust take-out business; four hot prep stations with a variety of implements that include six burner stoves at each station with a full oven, double stack convection ovens, fryers, steamers, and industrial stock pot burners. There will also be a photo and video ready "demonstration kitchen" that is available for hourly rentals. The kitchen has been designed with ample storage that will be rented out to customers by the shelf, as well as a 9'x10' walk-in fridge, a 9'x9' walk-in freezer, and assorted professional equipment that are also parts of the rental revenue stream. According to Food Corridor, the leading shared-use kitchen research firm, the most prevalent users of shared kitchens are bakers, food truck operators, and caterers so the space is being designed with those market segments particularly in mind.

The YMCA is estimating between 500 and 1000 visitors to the site per day and the food hub is located directly in front of a bus stop on Sistrunk Blvd, the main throughway for the Sistrunk neighborhood. The location is located about five minutes from downtown Ft. Lauderdale with the robust lunch crowd and five minutes from I-95 with access to the tri-county area.

The 33311 neighborhood has been the focus of a considerable amount of public and institutional money during the past two decades in an effort to address some of the glaring social, economic, and health disparities with the neighboring zip codes. As the finite amount of land east of the I-95 highway dwindles, eyes and developers' interest has shifted to the traditionally African-American neighborhood. The establishment of this multi-purpose development geared towards economic empowerment for the current residents of the area is one way to mitigate the creep of gentrification.

Technology

Software will play a large role in managing the shared use kitchen and in providing ease and integration for the food hall. Management has chosen The Food Corridor (TFC) as the kitchen software. Created by the leaders in the field, TFC utilizes their extensive experience and research to provide a cutting edge product for an extremely reasonable subscription fee. Their software completely automizes the booking and billing processes so that The Hub management can spend time on customer engagement and retention rather than bookkeeping and invoice chasing.

The Feast will be using SolCharge, a location-based analytics and smartphone communication platform designed to utilize the existing WiFi network to power real-time analysis of foot traffic and areas of congregation. This will facilitate both adhering to CDC guidelines in regards to social distancing and cleaning protocols and providing powerful data to the retailers in order to support their business growth. The software will be able to alert staff of how many folks enter the space, what time of day, how long they stay, where they stop and congregate, and with permission, it will use this data to market to the visitors of the site.

Any financial projections are forward looking and are not guaranteed.

SolCharge integrates with Toast, the POS system that The Hub will offer to all of their tenants. By tying the ordering platform together for all of the businesses it facilitates contactless ordering for the consumer and makes the experience more seamless and efficient. Toast also integrates some powerful data-driven marketing tools such as loyalty programs, email campaigns, and push notifications sent to mobile devices. Each kiosk with be outfitted with a Toast POS station.

Equipment & Tools

The commercial kitchen will require the following equipment for an approximate cost of $180,000. The equipment list was created through extensive market research of culinary professionals as well as personal conversations with the owners of shared kitchens currently in operation, along with published industry best practices. The company is currently in negotiation with multiple suppliers to attain the best pricing available on new and used equipment. The equipment will be installed by February 1st, 2021.

Equipment Name	Quantity	Cost	Total Cost	Model
36" Range with Standard Oven	3	$1,600	$4,800	Vulcan 36" Range with Standard Oven
36" Range, 24" Griddle/Broiler, 2 Ovens	1	$5,009	$5,009	Vulcan 60SS-6B24GBN
Stock Pot Burner	2	$759	$1,518	Vulcan VSP100-1
Griddle Top	2	$250	$500	4 Burner Griddle Top
Double Convection Oven	2	$8,200	$16,400	Blodgett ZEPHAIRE-200-G
Fryer (40lb)	2	$859	$1,718	Vulcan LG300-1
Steamer	1	$7,750	$7,750	Cleveland 22CET6.1 SteamChef 6 Pan
Italian Ice Machine	1	$7,999	$7,999	
Ice machine (286 lbs)	2	$2,400	$4,800	Manitowoc UDF0310A
Reach In Refrigerator (29") Glass Door	4	$1,299	$5,196	Avantco A-23R-HC 29"
Walk in Cooler (9x9)	1	$10,000	$10,000	
Walk in Freezer (9x9)	1	$10,000	$10,000	
Stainless prep table with prep sink	4	$599	$2,396	Regency 30" x 72"
Stainless prep table	4	250	$1,000	Regency 24" x various
Caged Shelving units	20	$242	$4,840	Regency NSF Mobile Green Wire Security Cage
Stainless Steel Tables	2	$180	$360	Table 24x26 mobile
Stainless Steel Tables	2	$102	$204	Table 18x48
Stainless Steel Tables	4	$160	$640	Cold Prep Table, Center
Stainless Steel Tables	2	$196	$392	Cold Prep Tables, Over Ice Machine
Stainless Steel Tables	4	$162	$648	Cold Prep Tables, North Wall / South Wall
Sheet Pan Racks	6	$128	$768	Sheet Pan rack - End loaded, welded
Handwashing Sink	4	$158	$632	Advance Tabco 7-PS-60
Dishwashing Sink	1	$799	$799	Advance Tabco FC-3-1818-18RL
Floor Mop Sink	1	$889	$889	Advance Tabco 9-OP-40
Single Rack (Full Height Dishwasher)	1	$7,839	$7,839	Champion DH6000
Continuous Food Processor	2	$4,200	$8,400	Hobart FP100-1B with Six Plates
Vitamix blender	2	$509	$1,018	Vitamix 62826
Industrial juicer	1	$649	$649	Avamix JE700
Dehydrator	1	$189	$189	Avantco CFD10
Hobart mixers - 20qt	2	$4,159	$8,318	Hobart Legacy HL200
Commercial Slicer 12"	1	$500	$500	Avantco SL312
Immersion Blender	2	$500	$1,000	Waring WSB60 16"
Speed Racks	4	$130	$520	Regency
Hotel Pans	20	$10	$200	Choice - Various Sizes
Sheet Pans	20	$5	$100	Bakers Mark - Full Size
Sauce Pots	20	$20	$400	Various
Pans	20	$40	$800	Various
Stock Pots	8	$100	$800	Various
Demo Kitchen Oven	1	$3,900	$3,900	Thermador Single Wall Oven
Demo Kitchen Cooktop	1	$2,100	$2,100	Thermador 30" Cooktop
Demo Kitchen Rangetop	1	$3,200	$3,200	Thermador 30" Rangetop
Hood and Fire Suppression System	1	50,000	$50,000	
TOTAL EQUIPMENT COST			**$179,191**	

Any financial projections are forward looking and are not guaranteed.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Plans complete	Completed		Layout for kitchen and food hall are finalized on our end and sent to Mark and Manny for perusal.
Marketing agreement reached	Completed		
Budget complete	October 23, 2020		Quotes from GC received and added to financials. Quotes received for equipment. Pricing and revenue structure complete.
Lease signed	November 01, 2020		
100% of capital raised	December 31, 2020		
75% Vendor occupancy	February 01, 2021	Rachel	
Enter space and start to set up	February 01, 2021		This includes employee training, equipment set-up and testing, vendor set-up
100% Vendor occupancy	August 31, 2021		

Any financial projections are forward looking and are not guaranteed.

Key metrics

Since The Feast is a registered Florida Benefit Corporation there are several areas in which metrics will be gauged. The company has a triple bottom line that includes people, planet, and profit. The following are metrics in all three areas.

People/Social Metrics:
Number of jobs created
Number of entrepreneurs supported
Number of businesses that launch from our space
Number of businesses that graduate to their own brick and mortar location
Number of participants in partner programs on-site at The Hub
Money spent on locally grown food
Money spent on locally produced food
Money recycled back into the local economy

Planet Metrics:
Are we responsible for all of our waste?
Are we educating the public about sustainable and regenerative practices?
Are we supporting responsible companies and partners?
Are we supporting and contributing to the local food system?

Financial Metrics:
The focus in the start-up phase is on acquiring the capital to cover the buildout and operating expenses before revenue starts to be generated in February. According to the financial tables the cash flow is positive as of the end of March, 2021, so the first metric is making sure there are sufficient funds to cover the cash needs before that date.

Once we are in operation and cash positive we will be constantly monitoring both revenue and expenses to look at places we can maximize and economize.

Any financial projections are forward looking and are not guaranteed.

Company

Overview

The operating company, Do Well Do Good Corp. is registered as a Florida Benefit Corporation in anticipation of applying for certified B-Corp status after the first year of operations. B-Corp certification is a growing trend amongst socially and environmentally conscious companies that want to insure that their mission to respect people, planet, and profit is protected within the legal structure of the corporation. The sole share holder is Founder and General Manager, Rachel Shapiro.

"Certified B Corporations are a new kind of business that balances purpose and profit. They are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. This is a community of leaders, driving a global movement of people using business as a force for good." - www.bcorporation.net

Team

Management team

Rachel Shapiro is the founder and principal of Do Well Do Good Corp. and The Feast - Sistrunk. She has been a luxury chef for 15+ years and is a certified health coach and wellness professional. Her business experience includes operating her own consulting firm for eight years as well as building multiple nonprofits from the ground up. Rachel has managed urban farms, large community events, and nonprofit boards.

Her current professional affiliations brought her into contact with the East End Market in Orlando, a thriving food hall and shared use kitchen, which is the business model for The Feast. East End is now in its sixth year of operation and has been profitable from the minute it opened its doors. Rachel has been communicating with the owner and he has been advising on various aspects of the business plan.

Drawing on her multiple decades of experience living and working in South Florida, Rachel has put together a dynamic team of business advisors that include Rick Hawkins, the Director of Purchasing for the Breakers Resort, one of the premier resorts in the US and located on Palm Beach Island; Chef Jeff Hyatt, Executive Chef at The White Apron, a locally owned and operated luxury catering company; Dion Taylor, Principal of Eno Consulting, food systems specialists; Joe Molinaro, CPA; Francisco Machado, Owner - 9Catering & Commercial Kitchens (Emeryville, CA)

Any financial projections are forward looking and are not guaranteed.

Key planned hires

1. Assistant manager who is familiar with the neighborhood and with the food service industry

2. A full-time member of the "Ground Crew" that will be responsible for cleaning and liaising with the public

3. A part time Ground Crew member to assist with on-site tasks

4. The company has engaged an accounting firm to handle the books, and will be working with a well-placed, Broward County based marketing firm for PR purposes.

Advisors

The advisory board for The Neighborhood Feast Corp. consists of:

*   Joe Molinaro - CPA in finance
*   Dion Taylor - food system specialist
*   Rick Hawkins - Director of Purchasing at the Breakers Resort
*   Jeff Hyatt - Executive Chef at The White Apron catering company
*   Francisco Machado - Owner, 9Catering & Commercial kitchens

The Board represents many years of expertise in the areas of financial planning, food system work, and business development.

The advisory board for the Food Hub project is:

*   Tara Chadwick - President. Home Beautiful Park Civic Association
*   Arely Cantu - Urban Health Partnerships/Food for All Broward
*   Lorraine Mizell - Ivory's Take Out (local business)
*   Maria Thomas - Ivory's Take Out (local business)
*   Mildred Lowe - Sweetie's Italian Ice (local business)
*   Felix Collazo - AMI-Kids Broward
*   Sandra Pierce - City of Fort Lauderdale

Any financial projections are forward looking and are not guaranteed.

- Nattaliah Earle - Dania Patch (Urban farm network based in Dania Beach)

- Jaime Castoro - Dania Patch (Urban farm network based in Dania Beach)

- Scott Strawbridge - YMCA/HACFL

- Scot DiStefano - Architect

- Tara Gardner - Chair Chef Kulture (Broward Chapter); chef and baker

- Chef Vicki Colas - My Pro Kitchen Hub







Any financial projections are forward looking and are not guaranteed.

Financial Plan

Statements

Projected Profit and Loss

	FY2021	FY2022	FY2023
Revenue	**$344,740**	**$821,663**	**$849,021**
Direct Costs			
Gross Margin	$344,740	$821,663	$849,021
Gross Margin %	**100%**	**100%**	**100%**
Operating Expenses			
Salaries & Wages	$102,436	$162,120	$170,226
Employee Related Expenses	$18,687	$28,644	$30,076
Rent	$21,333	$102,897	$105,984
Utilities	$23,310	$39,960	$39,960
Insurance	$10,206	$17,500	$17,500
Annual Business Licensing	$70		
Marketing	$20,000	$30,000	$30,000
Accountant	$3,450	$6,900	$6,900
Startup: Accountant	$1,500		
Bookkeeping	$1,155	$1,980	$1,980
Contingency	$19,998	$40,000	$40,000
Startup: Website, Branding, Marketing	$15,000		
Lawyer	$2,500	$2,500	$2,500
Kitchen software	$1,393	$2,388	$2,388

Any financial projections are forward looking and are not guaranteed.

Startup: TFC Kitchen Policies and Procedures Manual	$1,499		
Toast monthly (all booths)	$4,900	$6,720	$6,720
Buildout: Toast POS terminals	$15,000		
Total Operating Expenses	**$262,437**	**$441,609**	**$454,234**
Operating Income	**$82,303**	**$380,054**	**$394,787**
Interest Incurred	$22,769	$36,110	$34,923
Depreciation and Amortization			
Gain or Loss from Sale of Assets			
Income Taxes	$11,907	$68,788	$71,973
Total Expenses	**$297,113**	**$546,507**	**$561,131**
Net Profit	**$47,627**	**$275,155**	**$287,891**
Net Profit / Sales	**14%**	**33%**	**34%**

Any financial projections are forward looking and are not guaranteed.

Projected Balance Sheet

	FY2021	FY2022	FY2023
Cash	$267,517	$543,602	$824,708
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$267,517**	**$543,602**	**$824,708**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$267,517**	**$543,602**	**$824,708**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$11,907	$17,560	$18,377
Sales Taxes Payable	$5,214	$5,673	$6,117
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$17,121**	**$23,233**	**$24,494**
Long-Term Debt	$202,769	$197,586	$189,540
Long-Term Liabilities	**$202,769**	**$197,586**	**$189,540**
Total Liabilities	**$219,890**	**$220,819**	**$214,034**
Paid-In Capital			
Retained Earnings		$47,627	$322,782
Earnings	$47,627	$275,155	$287,891
Total Owner's Equity	**$47,627**	**$322,782**	**$610,673**
Total Liabilities & Equity	**$267,517**	**$543,602**	**$824,708**

Any financial projections are forward looking and are not guaranteed.

Projected Cash Flow Statement

	FY2021	FY2022	FY2023
Net Cash Flow from Operations			
Net Profit	$47,627	$275,155	$287,891
Depreciation & Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$11,907	$5,653	$817
Change in Sales Tax Payable	$5,214	$459	$444
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$64,748**	**$281,267**	**$289,152**
Investing & Financing			
Assets Purchased or Sold			
Net Cash from Investing			
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt	$202,769	($5,182)	($8,046)
Net Cash from Financing	**$202,769**	**($5,182)**	**($8,046)**
Cash at Beginning of Period	$0	$267,517	$543,602
Net Change in Cash	$267,517	$276,085	$281,106
Cash at End of Period	**$267,517**	**$543,602**	**$824,708**

Any financial projections are forward looking and are not guaranteed.

Forecast

Key assumptions

Revenue Assumptions:

- I estimate I will be at full capacity in the food hall by August, 2021, there will be a 20% loss of occupancy in the second year, and the food hall will operate at 80% capacity annually.

- Commercial kitchen revenue begins in the first month of opening at 10% full capacity, then 15% full capacity the second month, then at 25% full capacity on an ongoing basis. (24 hrs in a day*30 days/mth*8 stations*$25/hr)

- The Demonstration Kitchen is estimated at 25% capacity for the first year, then 35% capacity the second year, and 40% capacity annually after that @$50/hr.

Expense Assumptions:

- Personnel - I have planned to have one employee on site at all times to act as a customer liaison and to keep the areas clean and tidy.
    - There is one assistant manager, one full time member of the "Ground Crew", and one contract employee that will cover shifts as needed and perform weekly deep cleaning on the kitchen.
    - I will be performing the General Manager role to oversee operations and be available to fill in gaps in scheduling.
- Rent - $20/sq+$7/sq. CAM
- Utilities - based on research from The Food Corridor's publication, The Shared Kitchen Toolkit , a guide developed in partnership with Fruition Planning & Management and Purdue Extension Services and made possible by a grant from the USDA's Sustainable Agriculture Research and Education (SARE) program, North Central Region.
- Insurance - based on quotes received from multiple companies.
- Marketing - includes annual campaign creation, monthly social media account monitoring and posting
- Accountant - includes annual tax preparation, monthly Quickbooks financial statement review, and cash reconciliations
- Startup: Accountant - covers setup in Quickbooks and client profile
- Bookkeeping - based on 3 hours per month at $55/hr
- Contingency - a 20% annual margin based on the operating budget

Any financial projections are forward looking and are not guaranteed.

- Startup: Website and branding - Includes brand discovery, logo, website, social media account setup, and two press releases

- Lawyer - based on $300/hr, 8 hrs per year

- Kitchen software - manages the scheduling and billing of kitchen

- Startup: TFC Policies & Procedures - policy and procedure manuals for kitchen operation

- Toast monthly - assumes 80% capacity; billed per vendor

Pricing

Food Hall pricing:

3 x booths @ 89ft. - $1697/month

2 x booths @ 96ft. - $1831/month

1 x booth @ 114ft. - $2046/month

1 x booths @ 127ft. - $2279/month

3 x booths @ 134ft. - $2405/month

- I added up the annual total operating expenses for the food hall ($178,210), divided that by the total square footage of the food hall (1324), multiplied the square foot price by the square footage of the booths to reach a monthly rent per booth.

- I chose not to discount the collapsible booths in the center because my staff will be performing the additional duties that their positioning entails, namely filling the water tanks and emptying the grey water.

- I then maximized the price consistent with what the market would bear.

  - During R&D I spoke with multiple possible vendors and local culinary entrepreneurs to confirm that the prices were comfortably within their reach.

Commercial Kitchen pricing:

Any financial projections are forward looking and are not guaranteed.

- $25/hour for hot and cold stations
- $50/hour for the demonstration kitchen

This was based on national industry standards for per hour rentals.

Revenue by Month



Any financial projections are forward looking and are not guaranteed.

Expenses by Month



Net Profit (or Loss) by Year



Any financial projections are forward looking and are not guaranteed.

Future Markets

There is a need and an opportunity to build food hubs in every county in the state. By developing a model in partnership with the YMCA I am hoping that we will form a scalable and replicable design that we can take to neighborhoods everywhere.

Any financial projections are forward looking and are not guaranteed.